FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

South Deep Mine

Johannesburg, 2 August 2012: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) has announced that its South Deep Joint Venture ("South Deep") has issued a section 189 (3) notice ("the notice") in terms of the Labour Relations Act to the National Union of Mineworkers ("NUM") and other affected employees who are not members of a recognised trade union ("affected unaffiliated employees").

South Deep management has been engaged in negotiations with trade unions for several months in an attempt to reach agreement on a proposed new operating model. If implemented, the model would have the effect of improving productivity and performance at South Deep in line with international best practice to the benefit of all stakeholders.

During these negotiations South Deep made several offers to the trade unions which included attractive remuneration and benefit packages linked to the adoption of the new operating model. The productivity measures that South Deep is striving for will create the opportunity for the mine to not only secure existing jobs but also to create an additional 400 full-time positions in the immediate short term. The number of new jobs is expected to rise from its current level of approximately 3,500 to about 5,000 once South Deep is in full production.

This proposed new operating model defines strategic choices on labour productivity, equipment and maintenance, mine design and infrastructure. To implement this model, there are six changes which benefit employees:

- Changing the shift arrangements to allow for 3.5 hours more face time a day to achieve improved production results and provide employees with 43 more days off per year
- Introducing a new Total Rewards System which appropriately incentivises employees who meet and exceed their targets safely
- Adjusting the grading system to bring it into line with the rest of the mining industry
- Achieving greater mining flexibility through selective outsourcing arrangements
- Providing for improved maintenance through working arrangements with Original Equipment Manufacturers (OEMs)
- Aligning policies and procedures to Gold Fields and industry best practice

Agreement could not be reached with the NUM during the negotiations and a Section 189 notice has been issued to the union. Agreement was, however, reached with UASA – The Union ("UASA"), whose members will therefore not be affected by this process. The NUM represents a total of 74% of employees at South Deep, UASA 13%, while the remaining 13% are unaffiliated. About 330 employees have accepted the final offer by South Deep and approximately 2,384 underground workers are affected by the Section 189 notice.

The consultation process with the NUM and affected unaffiliated employees will run for a prescribed period of 60 days. South Deep is hopeful that it will be able to agree on a way forward that will be in the best interests of all stakeholders. At the end of the consultation process, the possible outcomes could include restructuring in line with the new operating model or possible dismissals for operational requirements.

South Deep is an important and strategic growth asset for Gold Fields and the South African gold mining industry, with reserves to run beyond 2070. Gold Fields is committed to a process that ensures that South Deep is managed optimally and adheres to the principles of good governance and sound labour practice to create best-in-class operating conditions.

ends

2 August 2012
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 August 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
           Relations and Corporate Affairs